UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of April 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated April 4, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:April 4, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report for March 2016

Mumbai, April 4, 2016: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for March 2016

Category	Vehicle Model	Production		Domestic Sales		Exports
		MAR 2015	MAR 2016	MAR 2015	MAR 2016	MAR 2015	MAR 2016
Micro	NANO	1695	982	2272	732	55	150
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT,TIAGO	9700	8014	10538	6144	181	77
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	148	0	167	0	0	113
UV1	SUMO	1598	1029	1530	962	90	120
UV2	SAFARI, SUMO GRANDE, MOVUS	458	755	428	546	8	22
UV3	ARIA, XENON	48	0	24	2	0	0
V1	VENTURE	61	61	80	68	0	0
V2	ACE MAGIC, MAGIC IRIS	1802	2889	2172	2814	8	31
N1- A1	ACE, ACE EX, ACE Zip	9522	8840	9375	8981	1736	1245
N1- A2	Super ACE, TATA207, XENON, Winger DV	2265	4185	2068	3607	1194	1476
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	146	304	154	279	2	2
M2- A2	Winger 14 seats, SFC407, CityRide	241	494	335	402	22	42
N2- A1	SFC407, LPT407	862	1034	1405	1887	135	154
N2- A2	SFC709, LPT709	762	1235	344	413	217	180
N2- A3	LPT9109	685	926	350	438	131	311
N2- A4	LPT1109	336	454	1278	1360	99	159
M3- A2	LP709, SFC410, LP410	1348	1457	1274	1326	158	336
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	835	860	1246	1099	14	290
M3- C2	LPO1512, LPO1612, Starbus, Divo	662	1043	803	981	356	289
N3- A1	LPT1613, LPK1616, SK1613	3251	4440	2296	2701	600	740
N3- B1(a)	LPT2518, LPK2518	3212	3833	3123	4123	242	268
N3- B1(b)	LPT3118	3598	4186	3449	4521	0	161
N3- B2(b)	LPS3518. LPS3015, LPS3516	0	390	287	452	112	1
N3-B2(d)	LPS4018, LPS4023	2152	2252	1923	2753	64	181
N3- B2(e)	LPS4928	146	541	123	110	11	8

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	353	428	361	522	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.